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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
                           (AMENDMENT NO. )

              Under the Securities Exchange Act of 1934

                           GSE Systems, Inc.
                           (Name of Issuer)

               Common Stock, par value $.01 per share
                   (Title of Class of Securities)

                             00036227K1
                           (CUSIP Number)

                        Thomas K. Milhollan
                          GSE Systems, Inc.
                      8930 Stanford Boulevard
                     Columbia, Maryland  21045
                          (410) 312-3700
            (Name, Address, and Telephone Number of Persons
            Authorized to Receive Notices and Communications)

                           May 21, 1996
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].






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         1)   Name of Reporting Persons.
              S.S. or I.R.S. Identification No. of Above Persons:

              Eugene D. Loveridge


         2)   Check the Appropriate Box if a Member of a Group:
              (a)
              (b)


         3)   SEC Use only


         4)   Source of Funds:             Not Applicable


         5)   Check if Disclosure of Legal Proceedings is
              Required Pursuant to Items 2(d) or 2(e):  [ ].


         6)   Citizenship or Place of Organization:  U.S.


         Number of Shares Beneficially Owned by Each Reporting
         Person with:


         7)   Sole Voting Power:           289,453


         8)   Shared Voting Power:         0


         9)   Sole Dispositive Power:      289,453


         10)  Shared Dispositive Power:    0


         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person: 289,453


         12)  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares: [  ]


         13)  Percent of Class Represented by Amount in Row (11):  5.7%


         14)  Type of Reporting Person:  IN






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Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of GSE Systems, Inc. ("GSE Common Stock"). The address of the principal executive offices of GSE Systems, Inc. ("GSE") is 8930 Stanford Boulevard, Columbia, Maryland 21045.

Item 2.  Identity and Background

         This statement is filed on behalf of Eugene D. Loveridge (the "Reporting Person"). His business address is 406 West 10600 South, Suite 460, South Jordan, Utah 84095. The principal employment of the Reporting Person is director and Senior Vice President of GSE and director and President of GSE Erudite Software, Inc. ("GSE Sub").

         The Reporting Person is a United States citizen.

         During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired the shares of GSE Common Stock in connection with the merger ("Merger") of Erudite Software & Consulting, Inc. ("Erudite") with and into GSE Sub pursuant to an Agreement and Plan of Reorganization, dated as of May 17, 1996, and a related Agreement and Plan of Merger ("Plan of Merger"). The Merger was consummated on May 21, 1996 ("Effective Time"). Under the Plan of Merger, each share of issued and outstanding common stock of Erudite, no par value per share ("Erudite Common Stock"), was converted at the Effective Time into 84.07 shares of GSE Common Stock and cash in lieu of any fractional share.

         At the Effective Time, the Reporting Person had sole voting and dispositive power over 3,443 shares of Erudite Common Stock, which shares were converted pursuant to the Plan of Merger into an aggregate of 289,453 shares of GSE Common Stock.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the shares of GSE Common Stock as a result of the Merger and holds such shares for investment purposes. The Reporting Person will continue to monitor his investment in GSE, taking into account, without limitation, GSE's business, financial condition, results of operations and prospects, and the securities markets in general. As a result of this continued monitoring, the Reporting Person may dispose of or acquire shares of GSE Common Stock in the future.





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          The Reporting Person, in his capacity as a shareholder of GSE, does not have plans or proposals, except as otherwise set forth herein, that relate to or would result in any of the following actions: the acquisition or disposition of securities of GSE; extraordinary corporate transactions involving GSE or any of its subsidiaries; selling or transferring a material amount of assets of GSE or any subsidiaries; changing the present board of directors or management of GSE; materially changing the present capitalization or dividend policy of GSE; making other material changes in GSE's business or corporate structure; changing GSE's charter, bylaws or instruments corresponding thereto or other actions which may affect control of GSE; causing the GSE Common Stock to no longer be quoted on the National Association of Securities Dealers Automated Quotations System; causing the
GSE Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

Item 5.   Interest in the Securities of the Issuer

          The Reporting Person has sole voting and dispositive power over 289,453 shares of GSE Common Stock, which shares represent approximately 5.7 percent of the approximately 5,065,688 shares of issued and outstanding GSE Common Stock. In addition, the Reporting Person holds options covering 20,000 shares of GSE Common Stock that will vest and become exercisable over time in accordance with such option's terms.

          Except as otherwise described herein, the Reporting Person does not beneficially own any shares of GSE Common Stock. All of the shares of GSE Common Stock described herein were acquired at the Effective Time upon the conversion of Erudite Common Stock into GSE Common Stock pursuant to the Merger. No other transactions in GSE Common Stock have been effected since that time by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with the Merger, the Reporting Person was given the right, for a two year period following the Effective Time, to include in any registration statement filed by GSE, and thereby offer to the public, any of his 289,453 shares of GSE Common Stock. Such right was granted pursuant to a Registration Rights Agreement, dated as of May 17, 1996, attached hereto as
Exhibit 1.

          Other than as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of GSE.

Item 7.   Material to be Filed as Exhibits.

          Registration Rights Agreement, dated as of May 17, 1996.




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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 23, 1997

          /s/  Eugene D. Loveridge
          ------------------------
          Eugene D. Loveridge